Exhibit(a)(2)


                          GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------


 Greg Manning                                                 775 Passaic Avenue
 CEO/President                                   West Caldwell, New Jersey 07006
 Chairman of the Board                       Phone 800-221-0243  -  973-882-0004
 gmanning@gregmanning.com                                       Fax 973-882-3499
                                                             www.gregmanning.com


                   Trusted By Serious Collectors ....Worldwide
                               NASDAQ symbol: GMAI



July 2, 2002


TO ALL ELIGIBLE EMPLOYEES HOLDING OPTIONS TO PURCHASE SHARES UNDER THE GREG MANNING AUCTIONS, INC. 1997 STOCK INCENTIVE PLAN, AS AMENDED

We are please to inform you that today, after considerable work, we completed the filing with the Securities Exchange Commission of the formal tender offer documents that will allow us to exchange your old "out-of-the-money" options (with an exercise price of $2.00 or more) for new options to be priced at the fair market value on the date of grant. We are offering this opportunity to our employees, officers and directors to ensure that we can continue to retain our talent.

This program is an opportunity for eligible employees to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price and a faster vesting schedule. This letter gives another overview of the program and instructions on how, and materials needed, to participate.

You will receive a hard copy of this letter as well as an electronic version by e-mail. Both the hard copy and the electronic version of this letter are accompanied by an offer to exchange and a related letter of transmittal ("Tender Offer Documents"), as well as an acknowledgement of receipt. Please return the acknowledgement of receipt to Ms. Martha Husick by facsimile (973-882-1812) as soon as possible. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this letter and further discussed in the Offer to Exchange. To tender options for exchange, you must properly complete and return to Martha Husick the Letter of Transmittal and any other required documents prior to the expiration of GMAI's offer, which is currently expected to be 11:59 p.m., Eastern time, on July 30, 2002.

The Stock Option Replacement Program - What it is

The program will allow eligible employees to turn in options in exchange for GMAI committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date GMAI cancels the tendered options. (The "Cancellation Date" is the day immediately following the deadline for participation.) For example, if the Cancellation Date, or day that GMAI accepts and cancels tendered options is July 31, 2002, GMAI will grant the new options in on or about February 4, 2003. Under this program, for every eligible option an eligible employee turns in, he or she will receive a new option, on a one-for-one basis, at a strike price equal to the fair market value of GMAI common stock on the grant date. The new options will vest 50% immediately on the date of grant and 25% on each of the first and second anniversaries of the date of grant. The date of grant is expected to be on or about February 4, 2003. Stock option grants that you choose not to tender will continue to vest according to their current schedule. The new options will expire ten years from the date of grant. New options will be granted pursuant to, and be subject to the terms and conditions of, GMAI's 1997 Stock Incentive Plan, as amended and a stock option agreement with GMAI that you will have to sign on the new grant date.

Who is Eligible

We are making this offer only to persons who are employees, full-time consultants, officers or directors (including non-employee directors) of GMAI or one of our subsidiaries on the date of the tender of the option and through the date of the grant of the new option and who are not on a leave of absence, except on a leave of absence approved by the chief financial officer.

How it Works

If you choose to replace your stock options, please keep in mind the following:

o You will be required to replace a full grant. For example, if you have a grant of 5,000 shares with an exercise price of $3.50 per share, you cannot replace 4,500 for new options and keep 500 at the original strike price. If any are turned in from a particular grant, all must be.

o You will be able to surrender all unexercised eligible options, whether vested or unvested, for exchange. The old vesting schedules will disappear for any options that are exchanged, and the new two year vesting schedule begin on the new grant date of options.

If you have multiple option grants and you choose not to replace all of your grants, be aware that you will be subject to a "six month look-back provision." The "six month look-back provision" will require you to replace all option grants that you received after December 31, 2001 regardless of exercise price. . By way of illustration, this means that if you tender an option that was granted on December 11, 2000 and has an exercise price of $2.00 or more, then in order to properly tender you must also tender any option you hold that was issued on January 24, 2002, regardless of exercise price.

How to Participate

If you want to participate in the program, you need to fill out the attached Letter of Transmittal and send it by mail, fax, or hand delivery to Martha Husick by 11:59 p.m., Eastern time, on July 30, 2002, unless GMAI extends the offer. If you change your mind after you send in the form and wish to withdraw your tendered options from the program, you can do so by delivering a written notice to GMAI prior to expiration of the offer.

IN ORDER TO FULLY UNDERSTAND THIS OFFER, THE TERMS OF EXCHANGE AND THE ACCOMPANYING RISK, WE CANNOT STRESS ENOUGH THE IMPORTANCE OF YOUR READING ALL THE TENDER DOCUMENTS IN THEIR ENTIRETY.

Participation is entirely voluntary. We cannot make any recommendation as to whether you should participate or refrain from participating in this offer. You must make this decision on your own based on your individual circumstances and preferences.

Frequently Asked Questions

WHY IS GMAI GIVING ITS ELIGIBLE EMPLOYEES THE OPPORTUNITY TO REPLACE CURRENT UNDERWATER OPTIONS FOR NEW OPTIONS?

Options with an exercise price of $2.00 or more per share may not currently be providing the long-term performance incentives that GMAI would like its employee to have. This replacement program will give employees a choice to receive options that over time may have a greater potential to increase in value.

WHY WILL I HAVE TO WAIT SIX MONTHS AND ONE DAY FOR A NEW GRANT? WHY CAN'T I GET A NEW GRANT IMMEDIATELY AT THE CURRENT STOCK PRICE?

So that we may avoid recording compensation expense against our earnings for financial reporting purposes, accounting literature requires that we wait a minimum of six months and one day before we issue the replacement options. Further, we are not allowed to establish the exercise price for such replacement options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this replacement program. This program balances our desire to make an opportunity available for employees while not creating a program that is fiscally irresponsible.

WHY DOESN'T GMAI SIMPLY REPRICE CURRENT OPTIONS?

Based on accounting guidance, "repricing" existing options would result in variable accounting for such options and would cause GMAI to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets employees make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.

WHAT DO WE EXPECT THE STOCK PRICE TO BE IN FEBRUARY WHEN WE EXPECT THE NEW OPTIONS TO BE GRANTED?

There's no way to predict what the stock price will be in February 2003, just as there's no way to predict market volatility over the next six months. It's possible that the market price of GMAI common stock could increase so that the exercise price of your replacement options granted in February 2003 could be higher than the current strike price of the options you surrender for exchange. You need to make your decision on participating in the program based on the strike price of your current options, your expectations regarding the performance of our stock between now and February 2003, the revised vesting schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

HOW CAN I FIND OUT THE SIZE AND STRIKE PRICE OF MY CURRENT OPTION GRANTS?

Please call Larry Crawford at 973-882-0004 to find out the number of options you own, how much is vested and the exercise price.

WHAT IF I AM NO LONGER WITH THE COMPANY (FOR ANY REASON, INCLUDING VOLUNTARY TERMINATION, INVOLUNTARY TERMINATION OR DEATH) BEFORE THE NEW OPTIONS ARE GRANTED IN FEBRUARY 2003?

If, you are not an employee of GMAI from the date you tender options through the date we grant the new options -- FOR ANY REASON -- you will not receive any new options or any other consideration for your tendered options.

WHAT HAPPENS TO OTHER GRANTS I MAY HAVE THAT I CHOOSE NOT TO REPLACE?

Nothing, assuming they do not have to be cancelled according to the "six month look-back provision." They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the date the tendered options are cancelled and prior to the grant date of the new options.

WHO DO I CONTACT WITH ADDITIONAL QUESTIONS?

If you need more information about the program, please contact Larry Crawford at 973-882-0004, ext. 104.

We have attempted to make the terms of the new options generous when compared to those offered by many companies. We thank you for your hard work, dedication and continued efforts on behalf of Greg Manning Auctions, Inc.

Sincerely,


Greg Manning,
Chairman and Chief Executive Officer

                            ACKNOWLEDGMENT OF RECEIPT


TO: Ms. Martha Husick , Corporate Secretary, Greg Manning Auctions, Inc. (facsimile: 973-882-1812)

The undersigned hereby acknowledges receipt of the Greg Manning Auctions, Inc. Offer to Exchange, dated July 2, 2002, and a related letter of transmittal.


Dated: _____________                      _______________________________
                                          Signature

                                          -------------------------------
                                          Print or Type Name